Therapix Biosciences Ltd.

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

July 18, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Paik
Erin Jaskot

Re:	Therapix Biosciences Ltd.
Registration Statement on Form F-3 Filed June 20, 2018, as amended on July 17, 2018File No. 333-225745

Dear Ms. Paik:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Therapix Biosciences Ltd. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-3 be accelerated to Friday, July 20, 2018, at 10:30 a.m., Eastern Time, or as soon as thereafter practicable.

Any questions should be addressed to Jeffrey Schultz, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6732.

Thank you very much.

Very truly yours,

Therapix Biosciences Ltd.

By:	/s/Ascher Shmulewitz
Ascher Shmulewitz Chief Executive Officer

cc: Jeffrey Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.